Exhibit (a)(7)

NEWS RELEASE

CONTACT: William T. Camp	6110 Executive Blvd., Suite 800 Rockville, Maryland 20852
Executive Vice President and Chief Financial Officer	Tel 301-984-9400 Fax 301-984-9610
E-Mail: bcamp@writ.com	www.writ.com

October 25, 2010

WASHINGTON REAL ESTATE INVESTMENT TRUST ANNOUNCES

COMPLETION OF TENDER OFFER FOR OUTSTANDING CONVERTIBLE NOTES

Rockville, MD, October 25, 2010 - Washington Real Estate Investment Trust (WRIT) (NYSE: WRE) announced today the final results of its cash tender offer to purchase up to $125.5 million of its 3 7/8% Convertible Senior Notes due September 15, 2026 (the “Convertible Notes”). The tender offer expired at 12:00 midnight, New York City time, on October 22, 1010. As of the expiration time, $122.8 million aggregate principal amount of the Convertible Notes were validly tendered and not withdrawn. WRIT has accepted for payment all Convertible Notes validly tendered and not withdrawn pursuant to the tender offer. WRIT expects that the payment of the aggregate consideration of approximately $126.7 million (including accrued and unpaid interest) for the Convertible Notes purchased pursuant to the tender offer will be made in same day funds on October 25, 2010, less any applicable tax withholding.

Citi and Wells Fargo Securities were the Dealer Managers of the tender offer for the Convertible Notes.

The tender offer for the Convertible Notes was made pursuant to the Offer to Purchase dated September 23, 2010, as amended, and the related Letter of Transmittal.

WRIT is a self-administered, self-managed, equity real estate investment trust investing in income-producing properties in the greater Washington metro region. WRIT owns a diversified portfolio of 88 properties, totaling approximately 11 million square feet of commercial space and 2,540 residential units, and land for development. These 88 properties consist of 26 office properties, 19 industrial/flex properties, 18 medical office properties, 14 retail centers and 11 multifamily properties. WRIT shares are publicly traded on the New York Stock Exchange (NYSE:WRE).

Certain statements in this press release are “forward-looking statements.” Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, the effect of the current credit and financial market conditions, the availability and cost of capital, fluctuations in interest rates, tenants’ financial conditions, the timing and pricing of lease transactions, levels of competition, the effect of government regulation, the impact of newly adopted accounting principles, changes in general and local economic and real estate market conditions, and other risks and uncertainties detailed from time to time in our filings with the SEC, including our 2009 Form 10-K and second quarter 2010 10-Q.